2025 Form C-AR Signature Page

By signing this document, you, personally and on behalf of **Aether THERAPEUTICS** (“the Company”), are representing, warranting, and certifying, that you authorize and designate Netcapital to file the Form C-AR on your behalf and that the information provided in the Form C-AR is complete, accurate, and truthful to the best of your knowledge.

Please read the following instructions:

- **Principal Executive Officers:** The SEC require signatures from the Company’s principal executive officer, principal financial officer, and controller or principal accounting officer. **All 3 signatures must be signed.** The highest ranking officer at the Company can sign any unoccupied position.
- **Board Members:** The SEC requires signatures from **a majority (i.e., 4 out of 6)** of the Company’s board members.

Signatures

Principal Executive Officers of the Company

Aaron Schuchart
Name,
Principal Executive Officer

Signed by:
92142937A121409...
Signature

Aug 3, 2026
Date

Aaron Schuchart
Name,
Principal Financial Officer

Signed by:
92142937A121409...
Signature

Aug 3, 2026
Date

Aaron Schuchart
Name,
Controller or Principal Accounting Officer

Signed by:
92142937A121409...
Signature

Aug 3, 2026
Date

Members of the Board of Directors of the Company

Richard Hawkins
Name, Board Member

DocuSigned by:
B94B9ED0A92A4B9...
Signature

Aug 3, 2026
Date

Jon Saxe
Name, Board Member

DocuSigned by:
72C11D5694C647C...
Signature

Aug 3, 2026
Date

John Harris
Name, Board Member

DocuSigned by:
74C76BC03091493...
Signature

Aug 3, 2026
Date

Wolfgang Sadee
Name, Board Member

DocuSigned by:
5F2A270C399B435...
Signature

Aug 3, 2026
Date